Mail Stop 4561

April 20, 2007

Richard A. Shaberg
Thacher Proffitt & Wood, LLP
1700 Pennsylvania Ave., Suite 800
Washington, D.C. 20006

RE: Westborough Financial Services, Inc.
   Schedule 14A, amendment number 1
   Filed on March 21, 2007
   File Number 0-27997

Dear Mr. Shaberg:

    We have reviewed the above referenced amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement
General

1. Please provide the staff with a legal analysis as to why this transaction is not subject to the rules and disclosure requirements of Rule 13e-3 and Schedule 13E-3 of the Exchange Act. In this regard, specifically address the current interests and carryover interests of the corporators, trustees, and directors of Westborough.

2. With regard to the disclosure schedules referenced in Section 1.4 of the Agreement and Plan of Merger, revise to include these schedules, supplementally advise the staff where they are already provided or advise us why inclusion is not required.

The Merger, page 2

3. Please revise the second full paragraph on page 3 to end the paragraph after the phrase, "approximately $20.6 million". Immediately after this, add a short table as follows:

	Stand alone Minority shares 598,171	MHC shares 1,027,893	Total shares 1,626,064
Per Share Book value	$47.48	n/a	$17.37
Price per Book value	73%	n/a	n/a

4. Supplementally advise the staff if anyone other than the public shareholders would be entitled to the equity in the event of a liquidation of the entity.

Financial Interests of Westborough….., page 9

5. With regard to the SERP bullets, if any of the benefits described as resulting from existing plans have had changes in the plans during the last 12 months, so describe.

Appraisal Rights, page 11

6. Please explain what appraisal rights are.

7. Please disclose why you have made arrangements for shareholders to dissent if you do not believe that dissent is available.

8. Disclose how this issue will be decided and the time frame for this decision.

9. Disclose what will be the result for shareholders who attempt to dissent if it is later decided that they do not have dissenters rights, and the time frame for this closure.

10. Supplementally provide the staff with an analysis as to why MGL 168 Section 34D, and 156B MGL Sections 76 or 85 do not apply to this transaction.

Background of the Merger, page 23

11. Please disclose how the $38.50 offer was "supplemented," as disclosed at the top of page 28.

12. Please disclose if the $40.00 dollar offer was from a different party than the $38.50 offer.

13. Please update for any further offers or events subsequent to the date of this amendment.

Westborough Financial's Reasons for the Merger…, page 32

14. We note from page 34 that the board specifically found that aggregate book value was not relevant to their consideration. Please explain why the board took this position.

15. We note that the board did consider the fairness opinion figures for per share book to per share purchase price ratio. Please disclose your understanding of these figures in some detail. Please address the significant dilution to pro form book value stemming from the lack of contribution for the majority of shares held by the MHC. Note our related comments at the fairness opinion heading.

Opinion of Westborough's Financial Advisor, page 34

16. Supplementally advise the staff if there have been any sales in the last 2 years of financial institutions that have completed only a first step mutual to stock conversion. If not, disclose in this section. If there have been, and with a view towards additional disclosure, provide the staff with details.

Comparable Regionally Based Peers, page 38

17. Please disclose why RBC conducted this analysis with respect to book value and how it evaluated the results. Take into account the dilution to first step, per share book value relative to shares of fully converted savings and loans included in the peer group.

18. Please revise the subheading for this section to better describe the peer group. Note also for the peer group column headings on pages 39 and 41.

Comparable Mutual Holding Companies, page 39

19. Please disclose why there is little or no change between the book value figures on page 39 and 41.

20. For this and the next subsection, please disclose what consideration RBC gave to the fact that the peer group numbers are market prices rather than merger transaction values. Please address the increase over market price that is normally expected with the sale of a company.

21. Please confirm supplementally that the peer group book value numbers on page 39, 41 and 42 are calculated in the same manner as Westborough, that is, on a "dilutive" basis using all outstanding shares.

Analysis of Selected Merger Transactions, page 41

22. Please disclose the type of merger for each referenced company, that is the form of the companies involved and the form of consideration. Also, disclose how any mergers other than remutualizations impacted the comparison values.

23. If correct, please disclose where appropriate why RBC did not compare this transaction to a peer group of other remutualizations.

24. Please explain the next to last sentence on page 41 and explain why the book values calculated here for the company are different.

Affordability Analysis Valuation, page 42

25. Please address here why the book value calculation used, that is using all outstanding shares, is a valid basis for this analysis. We note that there has been no contribution for the MHC shares as would be the case after a complete, second step offering.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions please contact David Lyon at 202-551-3421, or me at 202-551-3434.

Sincerely,

Michael Clampitt
Senior Attorney

By FAX: 202-626-1930